COMMENTS RECEIVED ON 03/25/2019

FROM EDWARD BARTZ

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Automotive Portfolio, Communication Services Portfolio, Construction and Housing Portfolio, Consumer Discretionary Portfolio, Leisure Portfolio, Retailing Portfolio

POST-EFFECTIVE AMENDMENT NO. 148

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

Communication Services Portfolio, Consumer Discretionary Portfolio, Consumer Staples Portfolio, Energy Portfolio, Financial Services Portfolio, Health Care Portfolio, Industrials Portfolio, Materials Portfolio, Technology Portfolio, Utilities Portfolio

POST-EFFECTIVE AMENDMENT NO. 116

1.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2.

Communication Services Portfolio (Variable Insurance Products Fund IV)

“Fund Summary” (prospectus)

“Fee Table”

“[Fidelity SelectCo, LLC (SelectCo) has contractually agreed to reimburse Initial Class of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 1.00% (the Expense Cap). If at any time during the current fiscal year expenses for Initial Class of the fund fall below the Expense Cap, SelectCo reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through April 30, 2020. SelectCo may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff requests we revise the language in the footnote regarding recouping during the fiscal year to add “current” before the underlined disclosure.

R:

Based on the updated expense information in the fund’s fee table, the footnote is not applicable and will be removed. However, for purposes of future prospectus filings, the footnote will be revised as follows:

[Fidelity SelectCo, LLC (SelectCo) has contractually agreed to reimburse Initial Class of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 1.00% (the Expense Cap). If at any time during the current fiscal year expenses for Initial Class of the fund fall below the Expense Cap,

SelectCo reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through April 30, 2020. SelectCo may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for each fund. The Staff also requests we add small and mid‐cap risks, if appropriate.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that the current strategy and risk disclosure is appropriate.

5.

Consumer Discretionary Portfolio and Consumer Staples Portfolio (Variable Insurance Products Fund IV)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Consumer Discretionary Portfolios:

“Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture and distribution of consumer discretionary products and services.”

From Consumer Staples Portfolios:

“Normally investing at least 80% of assets in securities of companies principally engaged in the manufacture, sale, or distribution of consumer staples.”

C:

The Staff requests we provide examples in the “Principal Investment Strategies” of consumer discretionary industries and services and consumer staples industries.

R:

We believe the current disclosure satisfies the requirement of Item 4 of Form N-1A to disclose each fund’s principal investment strategies. General Instruction C.(3)(b) to Form N-1A permits a fund to include additional information in response to Item 9, and therefore we have included additional disclosure about particular industries or groups of industries, where appropriate, in the “Investment

Details” section. In that section, we currently include the following for Consumer Discretionary Portfolio: “Consumer discretionary products and services are non-essential products and services whose demand tends to increase as consumers' disposable income increases, such as automobiles, apparel, electronics, home furnishings, and travel and leisure products and services.” Similarly, we include the following for Consumer Staples Portfolio: “Consumer staples tend to be essential products whose demand remains stable over economic cycles, such as food, beverages, tobacco, and household and personal care products.”

6.

Communication Services Portfolio (Variable Insurance Products Fund IV)

“Investment Details” (prospectus)

“Investment Objective”

“The fund invests primarily in companies engaged in the development, production, or distribution of communications services.”

C:

The Staff request that “The fund normally invests at least 80% of its assets in securities of companies principally engaged in these activities.” be added after the above disclose in the “Investment Details” section.

R:

We will make the requested change.

7.

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.